August 15, 2023

Christopher R. Bellacicco, Esq.
U.S. Securities & Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: T. Rowe Price Retirement Funds, Inc. (“Registrant”)
consisting of the following new classes:

 T. Rowe Price Retirement 2005 Fund—I Class
T. Rowe Price Retirement 2010 Fund—I Class
T. Rowe Price Retirement 2015 Fund—I Class
T. Rowe Price Retirement 2020 Fund—I Class
T. Rowe Price Retirement 2025 Fund—I Class
T. Rowe Price Retirement 2030 Fund—I Class
T. Rowe Price Retirement 2035 Fund—I Class
T. Rowe Price Retirement 2040 Fund—I Class
T. Rowe Price Retirement 2045 Fund—I Class
T. Rowe Price Retirement 2050 Fund—I Class
T. Rowe Price Retirement 2055 Fund—I Class
T. Rowe Price Retirement 2060 Fund—I Class
T. Rowe Price Retirement 2065 Fund—I Class
T. Rowe Price Retirement Balanced Fund—I Class (“New Classes”)

File Nos.: 333-92380/811-21149

Dear Mr. Bellacicco:

The following is in response to your comment provided on August 10, 2023, regarding the Registrant’s post-effective amendment filed on June 28, 2023, to add the New Classes pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“Filing”). Your comment on the Filing and our response are set forth below.

Comment:

The Staff notes that the T. Rowe Price Retirement 2025 Fund through the T. Rowe Price Retirement 2065 Fund do not include principal risk disclosure regarding bank loans. Please supplementally explain why such risk disclosure is not included for those funds.

Response:

Although T. Rowe Price Retirement 2025 Fund through the T. Rowe Price Retirement 2065 Fund have relatively low current target allocations to bank loans through investments in the T. Rowe Price Floating Rate Fund, we believe that the overall allocations to fixed income, including bank loans, warrant inclusion of principal risk disclosure regarding bank loans for T. Rowe Price Retirement 2025 Fund through the T. Rowe Price Retirement 2045 Fund. As a result, we will add bank loans as a principal risk for these funds.

With respect to T. Rowe Price Retirement 2050 Fund through the T. Rowe Price Retirement 2065 Fund, overall neutral allocations to fixed income, including bank loans, is relatively low (i.e., 2.6% for Retirement 2050 Fund and 2.0% for Retirement 2055, Retirement 2060, and Retirement 2065 Funds) so we do not feel it would be appropriate to add bank loans as a principal risk for these funds. In addition, we intend to remove bond exposure as a principal risk for these funds as well due to their low exposure to fixed income.

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The Filing and the New Classes are scheduled to go effective on August 28, 2023. If you have any questions about this Filing, please call me at 410-345-6646 or email me at brian.poole@troweprice.com.

Sincerely,

/s/Brian R. Poole
Brian R. Poole

Vice President and Managing Legal Counsel, T. Rowe Price Associates, Inc.